LIMITED

0 82-05174

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

06015625

20 July 2006

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	19/07/2006	Change of Director's Interest Notice

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Tina Shey
Administration

dw 8/1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Leslie Fraser
Date of last notice	5 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Carmgen Pty Ltd ATF The Fraser Super Fund sold 27,500 shares to Dara Fraser
Date of change	17 July 2006
No. of securities held prior to change	27,500
Class	Ordinary shares
Number acquired	27,500
Number disposed	27,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,987
No. of securities held after change	27,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Lodged by:
DC Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
19 July 2006

+ See chapter 19 for defined terms.

Investor	Shares	Gross Proceeds	Date
MONY Life Insurance Company	82,170	$ 1,926,827.21	5/16/2006
PH Investments, LLC	46,572	$ 1,092,113.40	5/16/2006
Hewlett-Packard Company Group Trust	79,171	$ 1,847,661.13	5/16/2006
Wilson, Mark G.	29,686	$ 697,621.00	5/16/2006
Howard Hughes Medical Institute	25,000	$ 588,751.88	5/16/2006
Lagier, Sydney	9,906	$ 229,918.26	5/16/2006
F&W Investments LLC Venture Investors Ser. IV	7,020	$ 163,074.60	5/16/2006
Eleven Rings LLC	1,164	$ 27,168.10	5/16/2006
1999 Champion Ventures, L.P.	4,655	$ 108,649.09	5/16/2006
Korba-Lane 2004 Trust dtd. 1/23/04, Randy Korba, trustee	1,163	$ 27,260.72	5/16/2006
Stanley Meresman ttee of The Meresman Family Trust UDA 9/13/89	2,328	$ 54,661.44	5/16/2006
Burns, Arthur	1,183	$ 27,433.77	5/16/2006
Hornik, David	1,642	$ 38,488.48	5/16/2006
Smith, Judith L.	368	$ 8,629.60	5/16/2006
Shirley, Jon	46,572	$ 1,080,470.40	5/16/2006
ACM Retirement Plan FBO: Judi Smith	328	$ 7,688.32	5/16/2006
ACM Retirement Plan FBO: Mark Wilson	2,861	$ 67,233.50	5/16/2006
Wilson, Karen	164	$ 3,854.00	5/16/2006
Wilson, Laurie	164	$ 3,854.00	5/16/2006
Wilson, Mark G.	182	$ 4,277.00	5/16/2006
Wilson-Dalzell, Jordan	328	$ 7,708.00	5/16/2006
Wilson-Dalzell, Mark C.	328	$ 7,708.00	5/16/2006
White, Nancy L.	66	$ 1,535.82	5/16/2006
ACM Retirement Plan FBO: Nancy White	328	$ 7,619.44	5/16/2006
Ravikant, Naval	1,183	$ 27,599.39	5/16/2006
G&H Partners	2,957	$ 68,454.55	5/16/2006
ACM Retirement Plan FBO: Sydney Lagier	526	$ 12,208.46	5/16/2006
Rebecca Wargo	791	$ 18,390.75	5/17/2006
ACM Retirement Plan FBO: Rebecca Wargo	131	$ 3,045.75	5/17/2006
Mark G. Wilson	1,668	$ 38,781.00	5/17/2006
Silicon Valley Bancshares	3,491	$ 80,030.63	5/17/2006
Joesph Y. Amram	1,183	$ 27,014.72	5/17/2006
Knightsbridge Allianz, L.P.	3,726	$ 85,698.00	5/17/2006
Knightsbridge Netherlands III, L.P.	3,924	$ 90,252.00	5/17/2006
Bancroft Investments	5,000	$ 117,452.50	5/17/2006
Bancroft Partners	1,500	$ 35,235.75	5/17/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$ 67,689.00	5/17/2006
LJH Partners	4,655	$ 109,020.10	5/17/2006
HB-PGGM Fund III, L.P.	9,943	$ 229,637.45	5/17/2006
Horsley Bridge Fund VI, L.P.	72,915	$ 1,684,000.30	5/17/2006
Knightsbridge Allianz, L.P.	3,726	$ 89,424.00	5/18/2006
Knightsbridge Netherlands III, L.P.	3,924	$ 94,176.00	5/18/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$ 70,632.00	5/18/2006
Joan McGrath	361	$ 8,635.12	5/18/2006

ACM Retirement Plan FBO: 'Joan McGrath	328	$	7,845.76	5/18/2006
Albert Yu trustee of the Albert Yu Rev. Trust Trust Dtd 8/9/96	1,183	$	28,557.62	5/18/2006
The Rockefeller University	20,000	$	482,248.00	5/18/2006
Knightsbridge Allianz, L.P.	3,726	$	92,069.46	5/19/2006
Knightsbridge Netherlands III, L.P.	3,924	$	96,962.04	5/19/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	72,721.53	5/19/2006
TIFF Partners III, LLC	37,257	$	922,110.75	5/19/2006
The Rockefeller University	26,572	$	656,328.40	5/19/2006
Steven Brooks	1,000	$	25,000.00	5/19/2006
Knightsbridge Allianz, L.P.	3,726	$	94,193.28	5/19/2006
Knightsbridge Netherlands III, L.P.	3,924	$	99,198.72	5/19/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	74,399.04	5/19/2006
Knightsbridge Allianz, L.P.	3,726	$	91,906.26	5/22/2006
Knightsbridge Netherlands III, L.P.	3,924	$	96,790.17	5/22/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	72,592.63	5/22/2006
Tobias Martin	4,655	$	118,609.40	5/23/2006
Kurshioni Investments LLC	4,190	$	106,761.20	5/23/2006
Knightsbridge Allianz, L.P.	3,726	$	95,571.90	5/23/2006
Knightsbridge Netherlands III, L.P.	3,924	$	100,650.60	5/23/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	75,487.95	5/23/2006
Jane Metcalfe	2,328	$	59,585.79	5/23/2006
Steven Brooks	1,328	$	33,598.40	5/23/2006
Ronald Schmidt	1,183	$	26,652.99	5/24/2006
Knightsbridge Allianz, L.P.	3,726	$	85,698.00	5/24/2006
Knightsbridge Netherlands III, L.P.	3,924	$	90,252.00	5/24/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	67,689.00	5/24/2006
Knightsbridge Allianz, L.P.	3,726	$	88,419.84	5/25/2006
Knightsbridge Netherlands III, L.P.	3,924	$	93,118.48	5/25/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	69,838.86	5/25/2006
Knightsbridge Allianz, L.P.	3,726	$	89,796.60	5/26/2006
Knightsbridge Netherlands III, L.P.	3,924	$	94,568.40	5/26/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	70,926.30	5/26/2006
Knightsbridge Allianz, L.P.	3,723	$	87,917.53	5/30/2006
Knightsbridge Netherlands III, L.P.	3,929	$	92,782.16	5/30/2006
Knightsbridge Venture Capital IV, L.P.	2,947	$	69,592.52	5/30/2006
Cascade Investment, LLC	232,857	$	5,400,279.83	5/31/2006
Legacy I, LLC	2,093	$	47,992.49	6/6/2006
Endowment Venture Partners IV, L.P.	116,429	$	2,744,604.10	6/9/2006
Commonfund Capital Partners 1999, L.P.	4,657	$	109,780.39	6/9/2006
HB-PGGM Fund III, L.P.	3,000	$	63,545.10	6/13/2006
Horsley Bridge Fund VI, L.P.	22,000	$	465,997.40	6/13/2006
HB-PGGM Fund III, L.P.	3,000	$	63,804.00	6/14/2006
Horsley Bridge Fund VI, L.P.	22,000	$	467,896.00	6/14/2006
Howard Hughes Medical Institute	15,000	$	331,605.00	6/15/2006
HB-PGGM Fund III, L.P.	6,000	$	133,000.80	6/15/2006
Horsley Bridge Fund VI, L.P.	44,000	$	975,339.20	6/15/2006
HB-PGGM Fund III, L.P.	192	$	4,224.00	6/16/2006
Horsley Bridge Fund VI, L.P.	1,408	$	30,976.00	6/16/2006
HB-PGGM Fund III, L.P.	1,608	$	35,015.81	6/19/2006

Horsley Bridge Fund VI, L.P.	11,792	$	256,782.59	6/19/2006
Howard Hughes Medical Institute	5,000	$	107,500.00	6/20/2006
HB-PGGM Fund III, L.P.	4,200	$	88,678.80	6/20/2006
Horsley Bridge Fund VI, L.P.	30,800	$	650,311.20	6/20/2006
Investor Investments	46,572	$	996,640.00	6/20/2006
Howard Hughes Medical Institute	5,000	$	107,262.00	6/21/2006
Howard Hughes Medical Institute	5,000	$	106,500.00	6/23/2006
Howard Hughes Medical Institute	4,829	$	102,650.05	6/26/2006
Cheheyl, R. Stephen	2,328	$	53,253.00	7/6/2006
Ponteri/Anderson Living Trust 8/7/96, Eric Ponteri & Jane Anderson, trstees	317	$	7,189.56	7/12/2006
Jeffrey Smith	4,655	$	104,139.80	7/14/2006
Duke Endowment	26,572	$	597,870.00	7/17/2006
Duke Endowment	20,000	$	462,086.00	7/18/2006
Schmidt Investments LP	1,183	$	28,392.00	7/19/2006
Vulcan Ventures	69,857	$	1,698,852.30	7/19/2006
MacArthur Foundation	15,000	$	364,306.50	7/19/2006
John Hennessy	1,183	$	29,575.00	7/20/2006
Naval Ravikant	1,198	$	26,955.00	7/26/2006
Meresman Trust	2,436	$	55,345.92	7/26/2006
Schmidt Investments LP	1,199	$	26,977.50	7/26/2006
Korba Lane 2004 Trust	1,218	$	27,405.00	7/26/2006
1999 Champion Ventures	4,872	$	111,666.24	7/26/2006
Eleven Rings LLC	1,218	$	27,916.56	7/26/2006
PH Investments LLC	48,726	$	1,096,335.00	7/26/2006
The Rockefeller University	48,726	$	1,104,598.93	7/26/2006
F&W Investments	7,269		163,552.50	7/26/2006
William Poole	2,382		53,785.56	7/26/2006
Paivenen Revocable Trust	1,199		27,025.46	7/26/2006
Knightsbridge Allianz, L.P.	3,898		88,016.84	7/26/2006
Knightsbridge Netherlands III, L.P.	4,106		92,713.48	7/26/2006
Knightsbridge Venture Capital IV, L.P.	3,080		69,546.40	7/26/2006
LJH Partners	4,872		108,937.92	7/26/2006
Jon Shirley	48,726		1,095,360.48	7/26/2006
Howard Hughes Medical Institute	19,650		448,440.51	7/26/2006
MacArthur Foundation	15,350		350,308.49	7/26/2006
Hewlett-Packard Company Group Trust	82,835		1,878,142.81	7/26/2006
Cascade Investment, LLC	243,632		5,475,117.57	7/26/2006
Tiff Partners III LLC	38,982	$	877,095.00	7/26/2006
Albert Yu trustee of the Albert Yu Rev. Trust Trust Dtd 8/9/96	1,199	$	27,181.33	7/27/2006
Knightsbridge Allianz, L.P.	3,898		88,562.56	7/27/2006
Knightsbridge Netherlands III, L.P.	4,106		93,288.32	7/27/2006
Knightsbridge Venture Capital IV, L.P.	3,080		69,977.60	7/27/2006
Silicon Valley Bancshares	4,166		94,234.92	7/27/2006
	1,986,168	$	45,732,563.03	

Investor	Shares	Gross Proceeds	Date
MONY Life Insurance Company	82,170	$ 1,926,827.21	5/16/2006
PH Investments, LLC	46,572	$ 1,092,113.40	5/16/2006
Hewlett-Packard Company Group Trust	79,171	$ 1,847,661.13	5/16/2006
Wilson, Mark G.	29,686	$ 697,621.00	5/16/2006
Howard Hughes Medical Institute	25,000	$ 588,751.88	5/16/2006
Lagier, Sydney	9,906	$ 229,918.26	5/16/2006
F&W Investments LLC Venture Investors Ser. IV	7,020	$ 163,074.60	5/16/2006
Eleven Rings LLC	1,164	$ 27,168.10	5/16/2006
1999 Champion Ventures, L.P.	4,655	$ 108,649.09	5/16/2006
Korba-Lane 2004 Trust dtd. 1/23/04, Randy Korba, trustee	1,163	$ 27,260.72	5/16/2006
Stanley Meresman ttee of The Meresman Family Trust UDA 9/13/89	2,328	$ 54,661.44	5/16/2006
Burns, Arthur	1,183	$ 27,433.77	5/16/2006
Hornik, David	1,642	$ 38,488.48	5/16/2006
Smith, Judith L.	368	$ 8,629.60	5/16/2006
Shirley, Jon	46,572	$ 1,080,470.40	5/16/2006
ACM Retirement Plan FBO: Judi Smith	328	$ 7,688.32	5/16/2006
ACM Retirement Plan FBO: Mark Wilson	2,861	$ 67,233.50	5/16/2006
Wilson, Karen	164	$ 3,854.00	5/16/2006
Wilson, Laurie	164	$ 3,854.00	5/16/2006
Wilson, Mark G.	182	$ 4,277.00	5/16/2006
Wilson-Dalzell, Jordan	328	$ 7,708.00	5/16/2006
Wilson-Dalzell, Mark C.	328	$ 7,708.00	5/16/2006
White, Nancy L.	66	$ 1,535.82	5/16/2006
ACM Retirement Plan FBO: Nancy White	328	$ 7,619.44	5/16/2006
Ravikant, Naval	1,183	$ 27,599.39	5/16/2006
G&H Partners	2,957	$ 68,454.55	5/16/2006
ACM Retirement Plan FBO: Sydney Lagier	526	$ 12,208.46	5/16/2006
Rebecca Wargo	791	$ 18,390.75	5/17/2006
ACM Retirement Plan FBO: Rebecca Wargo	131	$ 3,045.75	5/17/2006
Mark G. Wilson	1,668	$ 38,781.00	5/17/2006
Silicon Valley Bancshares	3,491	$ 80,030.63	5/17/2006
Joesph Y. Amram	1,183	$ 27,014.72	5/17/2006
Knightsbridge Allianz, L.P.	3,726	$ 85,698.00	5/17/2006
Knightsbridge Netherlands III, L.P.	3,924	$ 90,252.00	5/17/2006
Bancroft Investments	5,000	$ 117,452.50	5/17/2006
Bancroft Partners	1,500	$ 35,235.75	5/17/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$ 67,689.00	5/17/2006
LJH Partners	4,655	$ 109,020.10	5/17/2006
HB-PGGM Fund III, L.P.	9,943	$ 229,637.45	5/17/2006
Horsley Bridge Fund VI, L.P.	72,915	$ 1,684,000.30	5/17/2006
Knightsbridge Allianz, L.P.	3,726	$ 89,424.00	5/18/2006
Knightsbridge Netherlands III, L.P.	3,924	$ 94,176.00	5/18/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$ 70,632.00	5/18/2006
Joan McGrath	361	$ 8,635.12	5/18/2006

ACM Retirement Plan FBO: Joan McGrath	328	$	7,845.76	5/18/2006
Albert Yu trustee of the Albert Yu Rev. Trust Trust Dtd 8/9/96	1,183	$	28,557.62	5/18/2006
The Rockefeller University	20,000	$	482,248.00	5/18/2006
Knightsbridge Allianz, L.P.	3,726	$	92,069.46	5/19/2006
Knightsbridge Netherlands III, L.P.	3,924	$	96,962.04	5/19/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	72,721.53	5/19/2006
TIFF Partners III, LLC	37,257	$	922,110.75	5/19/2006
The Rockefeller University	26,572	$	656,328.40	5/19/2006
Steven Brooks	1,000	$	25,000.00	5/19/2006
Knightsbridge Allianz, L.P.	3,726	$	94,193.28	5/19/2006
Knightsbridge Netherlands III, L.P.	3,924	$	99,198.72	5/19/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	74,399.04	5/19/2006
Knightsbridge Allianz, L.P.	3,726	$	91,906.26	5/22/2006
Knightsbridge Netherlands III, L.P.	3,924	$	96,790.17	5/22/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	72,592.63	5/22/2006
Tobias Martin	4,655	$	118,609.40	5/23/2006
Kurshioni Investments LLC	4,190	$	106,761.20	5/23/2006
Knightsbridge Allianz, L.P.	3,726	$	95,571.90	5/23/2006
Knightsbridge Netherlands III, L.P.	3,924	$	100,650.60	5/23/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	75,487.95	5/23/2006
Jane Metcalfe	2,328	$	59,585.79	5/23/2006
Steven Brooks	1,328	$	33,598.40	5/23/2006
Ronald Schmidt	1,183	$	26,652.99	5/24/2006
Knightsbridge Allianz, L.P.	3,726	$	85,698.00	5/24/2006
Knightsbridge Netherlands III, L.P.	3,924	$	90,252.00	5/24/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	67,689.00	5/24/2006
Knightsbridge Allianz, L.P.	3,726	$	88,419.84	5/25/2006
Knightsbridge Netherlands III, L.P.	3,924	$	93,118.48	5/25/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	69,838.86	5/25/2006
Knightsbridge Allianz, L.P.	3,726	$	89,796.60	5/26/2006
Knightsbridge Netherlands III, L.P.	3,924	$	94,568.40	5/26/2006
Knightsbridge Venture Capital IV, L.P.	2,943	$	70,926.30	5/26/2006
Knightsbridge Allianz, L.P.	3,723	$	87,917.53	5/30/2006
Knightsbridge Netherlands III, L.P.	3,929	$	92,782.16	5/30/2006
Knightsbridge Venture Capital IV, L.P.	2,947	$	69,592.52	5/30/2006
Cascade Investment, LLC	232,857	$	5,400,279.83	5/31/2006
Legacy I, LLC	2,093	$	47,992.49	6/6/2006
Endowment Venture Partners IV, L.P.	116,429	$	2,744,604.10	6/9/2006
Commonfund Capital Partners 1999, L.P.	4,657	$	109,780.39	6/9/2006
HB-PGGM Fund III, L.P.	3,000	$	63,545.10	6/13/2006
Horsley Bridge Fund VI, L.P.	22,000	$	465,997.40	6/13/2006
HB-PGGM Fund III, L.P.	3,000	$	63,804.00	6/14/2006
Horsley Bridge Fund VI, L.P.	22,000	$	467,896.00	6/14/2006
Howard Hughes Medical Institute	15,000	$	331,605.00	6/15/2006
HB-PGGM Fund III, L.P.	6,000	$	133,000.80	6/15/2006
Horsley Bridge Fund VI, L.P.	44,000	$	975,339.20	6/15/2006
HB-PGGM Fund III, L.P.	192	$	4,224.00	6/16/2006
Horsley Bridge Fund VI, L.P.	1,408	$	30,976.00	6/16/2006
HB-PGGM Fund III, L.P.	1,608	$	35,015.81	6/19/2006

Horsley Bridge Fund VI, L.P.	11,792	$	256,782.59	6/19/2006
Howard Hughes Medical Institute	5,000	$	107,500.00	6/20/2006
HB-PGGM Fund III, L.P.	4,200	$	88,678.80	6/20/2006
Horsley Bridge Fund VI, L.P.	30,800	$	650,311.20	6/20/2006
Investor Investments	46,572	$	996,640.00	6/20/2006
Howard Hughes Medical Institute	5,000	$	107,262.00	6/21/2006
Howard Hughes Medical Institute	5,000	$	106,500.00	6/23/2006
Howard Hughes Medical Institute	4,829	$	102,650.05	6/26/2006
Cheheyl, R. Stephen	2,328	$	53,253.00	7/6/2006
Ponteri/Anderson Living Trust 8/7/96, Eric Ponteri & Jane Anderson, trstees	317	$	7,189.56	7/12/2006
Jeffrey Smith	4,655	$	104,139.80	7/14/2006
Duke Endowment	26,572	$	597,870.00	7/17/2006
Duke Endowment	20,000	$	462,086.00	7/18/2006
Schmidt Investments LP	1,183	$	28,392.00	7/19/2006
Vulcan Ventures	69,857	$	1,698,852.30	7/19/2006
MacArthur Foundation	15,000	$	364,306.50	7/19/2006
John Hennessy	1,183	$	29,575.00	7/20/2006
Naval Ravikant	1,198	$	26,955.00	7/26/2006
Meresman Trust	2,436	$	55,345.92	7/26/2006
Schmidt Investments LP	1,199	$	26,977.50	7/26/2006
Korba Lane 2004 Trust	1,218	$	27,405.00	7/26/2006
1999 Champion Ventures	4,872	$	111,666.24	7/26/2006
Eleven Rings LLC	1,218	$	27,916.56	7/26/2006
PH Investments LLC	48,726	$	1,096,335.00	7/26/2006
The Rockefeller University	48,726	$	1,104,598.93	7/26/2006
F&W Investments	7,269		163,552.50	7/26/2006
William Poole	2,382		53,785.56	7/26/2006
Paivenen Revocable Trust	1,199		27,025.46	7/26/2006
Knightsbridge Allianz, L.P.	3,898		88,016.84	7/26/2006
Knightsbridge Netherlands III, L.P.	4,106		92,713.48	7/26/2006
Knightsbridge Venture Capital IV, L.P.	3,080		69,546.40	7/26/2006
LJH Partners	4,872		108,937.92	7/26/2006
Jon Shirley	48,726		1,095,360.48	7/26/2006
Howard Hughes Medical Institute	19,650		448,440.51	7/26/2006
MacArthur Foundation	15,350		350,308.49	7/26/2006
Hewlett-Packard Company Group Trust	82,835		1,878,142.81	7/26/2006
Cascade Investment, LLC	243,632		5,475,117.57	7/26/2006
Tiff Partners III LLC	38,982	$	877,095.00	7/26/2006
Albert Yu trustee of the Albert Yu Rev. Trust Trust Dtd 8/9/96	1,199	$	27,181.33	7/27/2006
Knightsbridge Allianz, L.P.	3,898		88,562.56	7/27/2006
Knightsbridge Netherlands III, L.P.	4,106		93,288.32	7/27/2006
Knightsbridge Venture Capital IV, L.P.	3,080		69,977.60	7/27/2006
Silicon Valley Bancshares	4,166		94,234.92	7/27/2006
	1,986,168	$	45,732,563.03	